UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 9, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2010 A OCTUBRE 2011 (En Miles de Balboas) *	24 de noviembre de 2011

	Variación		2010	2011
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	320,376.89	73.43	436,281.06	268,801.06	397,278.32	327,728.56	382,232.30	287,768.19	356,129.45	364,155.92	665,515.00	581,844.62	756,657.95	0.00	0.00
Depósitos Locales en Bancos	-137.78	-56.19	245.21	272.85	322.73	20,559.51	456.06	266.49	471.63	97.94	110.83	95.41	107.42	0.00	0.00
A la Vista	-137.78	-56.19	245.21	272.85	322.73	559.51	456.06	266.49	471.63	97.94	110.83	95.41	107.42	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	320,517.94	73.51	436,025.02	268,516.96	396,944.71	307,153.96	381,762.30	287,487.92	355,642.59	364,045.04	665,392.33	581,738.35	756,542.96	0.00	0.00
A la Vista	440,517.94	154.01	286,025.02	178,516.96	213,344.71	237,153.96	241,762.30	236,487.92	295,642.59	254,045.04	595,392.33	541,738.35	726,542.96	0.00	0.00
A Plazo	-120,000.00	-80.00	150,000.00	90,000.00	183,600.00	70,000.00	140,000.00	51,000.00	60,000.00	110,000.00	70,000.00	40,000.00	30,000.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-3.27	-30.14	10.83	11.25	10.89	15.10	13.94	13.77	15.22	12.94	11.84	10.87	7.57	0.00	0.00
CARTERA CREDITICIA	1,054,390.68	26.45	3,985,716.18	4,016,060.52	4,028,656.29	4,301,969.70	4,362,035.29	4,413,671.71	4,696,693.62	4,754,184.04	4,753,581.69	4,980,565.61	5,040,106.86	0.00	0.00
Locales	48,946.90	18.94	258,485.38	120,491.53	128,457.41	127,913.13	166,362.09	152,562.10	277,906.43	282,572.72	292,702.47	306,826.06	307,432.27	0.00	0.00
Extranjero	1,006,679.80	26.45	3,805,846.52	3,974,184.70	3,978,814.60	4,257,482.20	4,279,098.83	4,344,535.25	4,499,625.98	4,552,447.72	4,540,115.61	4,753,567.75	4,812,526.32	0.00	0.00
Menos Provisiones	1,236.02	1.57	78,615.72	78,615.72	78,615.72	83,425.63	83,425.63	83,425.63	80,838.79	80,836.40	79,236.40	79,828.20	79,851.74	0.00	0.00
Locales	3,185.63	128.81	2,473.16	689.14	689.14	898.73	1,364.92	1,276.88	5,385.40	5,385.40	5,667.45	5,589.18	5,658.79	0.00	0.00
Extranjero	-1,949.61	-2.56	76,142.56	77,926.58	77,926.58	82,526.91	82,060.71	82,148.75	75,453.39	75,451.00	73,568.94	74,239.02	74,192.95	0.00	0.00
INVERSIONES EN VALORES	40,416.24	7.43	543,792.42	543,854.60	552,396.03	572,056.91	528,266.78	556,734.66	658,348.14	668,192.35	584,651.25	580,094.18	584,208.66	0.00	0.00
Locales	8,299.19	15.24	54,469.82	54,684.33	54,462.25	54,493.39	54,726.12	55,259.25	79,852.38	78,150.38	65,248.70	63,202.90	62,769.00	0.00	0.00
Extranjero	32,117.06	6.56	489,322.60	489,170.27	497,933.78	517,563.52	473,540.66	501,475.41	578,495.76	590,041.97	519,402.55	516,891.28	521,439.66	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	49,766.72	63.91	77,869.52	53,036.12	55,636.63	50,062.77	88,929.50	65,184.87	55,265.78	177,871.68	126,318.62	128,704.99	127,636.24	0.00	0.00
Locales	6,259.80	45.42	13,783.44	14,340.45	15,395.23	12,538.60	12,993.01	13,663.29	12,672.62	14,154.11	16,441.71	15,877.17	20,043.24	0.00	0.00
Extranjero	43,506.93	67.89	64,086.08	38,695.67	40,241.40	37,524.17	75,936.49	51,521.59	42,593.16	163,717.57	109,876.91	112,827.82	107,593.01	0.00	0.00
TOTAL DE ACTIVOS	1,464,950.54	29.05	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	5,964,403.99	6,130,066.56	6,271,209.40	6,508,609.72	0.00	0.00
DEPOSITOS	669,304.91	36.73	1,822,095.82	1,600,816.62	1,855,913.30	1,909,172.19	2,011,606.68	1,956,763.98	2,085,605.75	2,217,844.64	2,429,562.01	2,496,784.02	2,491,400.73	0.00	0.00
Locales	-38,058.88	-14.75	258,005.17	252,899.16	217,407.36	226,543.33	200,006.68	178,709.11	217,806.31	246,216.37	215,858.95	198,307.50	219,946.29	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	35,000.00	40,000.00	40,000.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	35,000.00	40,000.00	40,000.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-38,058.88	-17.46	218,005.17	212,899.16	177,407.36	186,543.33	160,006.68	138,709.11	177,806.31	206,216.37	180,858.95	158,307.50	179,946.29	0.00	0.00
A la Vista	-265.75	-73.77	360.23	368.66	379.24	424.67	433.27	435.93	444.29	437.41	439.84	441.79	94.48	0.00	0.00
A Plazo	-37,793.13	-17.36	217,644.94	212,530.50	177,028.12	186,118.66	159,573.41	138,273.18	177,362.02	205,778.96	180,419.12	157,865.71	179,851.81	0.00	0.00
Extranjero	707,363.79	45.23	1,564,090.66	1,347,917.46	1,638,505.94	1,682,628.87	1,811,600.00	1,778,054.87	1,867,799.44	1,971,628.27	2,213,703.06	2,298,476.51	2,271,454.44	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	6,116.58	148.21	4,126.89	4,143.38	4,156.03	5,880.06	4,407.33	4,416.26	4,423.03	4,178.87	4,186.55	8,862.58	10,243.47	0.00	0.00
A la Vista	35.00	2.43	1,437.35	1,444.43	1,456.71	3,180.74	1,698.89	1,707.42	1,714.19	1,460.71	1,468.04	1,600.32	1,472.35	0.00	0.00
A Plazo	6,081.58	226.12	2,689.54	2,698.95	2,699.32	2,699.32	2,708.44	2,708.84	2,708.84	2,718.16	2,718.50	7,262.26	8,771.12	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	701,247.21	44.95	1,559,963.77	1,343,774.08	1,634,349.91	1,676,748.81	1,807,192.67	1,773,638.61	1,863,376.41	1,967,449.40	2,209,516.51	2,289,613.93	2,261,210.97	0.00	0.00
A la Vista	-7,292.31	-7.31	99,725.99	31,779.48	39,247.07	32,759.58	31,477.54	28,406.02	20,407.48	26,302.18	50,943.92	107,153.26	92,433.68	0.00	0.00
A Plazo	708,539.52	48.52	1,460,237.78	1,311,994.61	1,595,102.83	1,643,989.23	1,775,715.13	1,745,232.59	1,842,968.92	1,941,147.22	2,158,572.58	2,182,460.67	2,168,777.30	0.00	0.00
OBLIGACIONES	687,320.87	28.18	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	2,868,190.62	2,840,636.80	2,891,596.43	3,126,726.19	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	687,320.87	28.18	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	2,868,190.62	2,840,636.80	2,891,596.43	3,126,726.19	0.00	0.00
OTROS PASIVOS	35,853.90	28.35	126,479.97	103,027.58	92,563.23	79,785.22	103,270.35	87,821.02	89,928.00	173,698.93	142,578.30	173,810.10	162,333.87	0.00	0.00
Locales	-986.20	-15.06	6,549.93	6,364.44	2,177.12	3,811.64	4,123.38	3,207.33	4,946.42	4,321.86	2,684.62	5,455.31	5,563.73	0.00	0.00
Extranjero	36,840.10	30.72	119,930.04	96,663.14	90,386.11	75,973.58	99,146.97	84,613.69	84,981.58	169,377.07	139,893.67	168,354.79	156,770.14	0.00	0.00
PATRIMONIO	72,470.85	11.05	655,678.08	662,286.70	667,748.75	663,094.58	672,198.79	686,756.81	688,805.65	704,669.79	717,289.46	709,018.86	728,148.93	0.00	0.00
Capital	5,988.08	2.08	288,129.32	288,311.61	288,722.55	289,347.80	289,751.26	292,281.58	292,469.13	292,760.69	293,508.76	293,923.17	294,117.40	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00
Otras Reservas	412.43	-15.29	-2,697.38	-2,716.62	-2,482.79	-3,204.55	-3,820.48	-3,055.88	-3,076.82	-3,122.32	-2,776.98	-2,315.84	-2,284.96	0.00	0.00
Utilidad de Periodos Anteriores	33,672.87	15.16	222,069.21	278,780.39	277,679.07	270,320.26	270,320.26	270,321.36	262,916.44	262,916.44	262,926.76	255,505.41	255,742.09	0.00	0.00
Utilidad de Periodo	32,716.87	57.69	56,711.17	5,265.15	10,011.51	11,980.60	22,679.41	32,596.08	41,606.18	53,216.22	69,151.90	76,067.10	89,428.04	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-319.40	8.53	-3,744.40	-2,563.97	-1,391.74	-559.69	-1,941.82	-596.49	-319.43	3,688.61	-731.13	-9,371.14	-4,063.80	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	1,464,950.53	29.05	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	5,964,403.99	6,130,066.56	6,271,209.40	6,508,609.72	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2010 A OCTUBRE 2011 (En Miles de Balboas) *	24 de noviembre de 2011

	2010	2011
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	117,278.22	11,450.55	10,908.73	10,109.60	11,710.96	11,676.26	11,912.54	13,897.89	14,315.68	13,474.37	15,451.77	0.00	0.00	124,908.36
Préstamos	104,835.28	10,487.97	10,191.70	9,108.75	10,651.45	10,582.29	10,712.31	12,411.90	12,820.30	12,092.74	13,957.68	0.00	0.00	113,017.10
Depósitos	837.22	64.95	66.98	49.54	50.68	59.29	68.26	56.17	88.20	191.48	211.34	0.00	0.00	906.90
Inversiones	11,605.72	897.62	650.06	951.30	1,008.83	1,034.68	1,131.97	1,429.82	1,407.19	1,190.15	1,282.74	0.00	0.00	10,984.36
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	44,145.73	3,982.24	3,604.85	3,879.04	3,893.79	4,258.04	4,236.34	4,570.99	4,584.35	4,658.82	4,997.38	0.00	0.00	42,665.84
Intereses Pagados	44,011.66	3,971.33	3,590.90	3,873.15	3,889.35	4,257.36	4,235.98	4,564.88	4,576.76	4,645.42	4,968.32	0.00	0.00	42,573.45
Comisiones	134.07	10.91	13.95	5.89	4.44	0.68	0.36	6.11	7.59	13.40	29.05	0.00	0.00	92.39
Ingreso Neto de Intereses	73,132.49	7,468.30	7,303.88	6,230.56	7,817.17	7,418.23	7,676.20	9,326.91	9,731.33	8,815.55	10,454.39	0.00	0.00	82,242.52
Otros Ingresos	24,156.11	875.23	987.01	1,297.90	6,605.82	6,919.83	6,290.73	6,289.80	8,636.10	7,450.73	6,972.51	0.00	0.00	52,325.65
Comisiones	9,900.14	719.01	780.44	645.52	545.06	537.18	790.90	878.14	1,042.37	1,740.74	1,480.02	0.00	0.00	9,159.37
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	14,255.97	156.22	206.57	652.38	6,060.76	6,382.65	5,499.82	5,411.66	7,593.74	5,709.99	5,492.49	0.00	0.00	43,166.28
Ingresos de Operaciones	97,288.60	8,343.53	8,290.90	7,528.45	14,422.99	14,338.06	13,966.93	15,616.70	18,367.43	16,266.28	17,426.90	0.00	0.00	134,568.17
Egresos Generales	45,411.64	3,078.38	3,544.53	5,292.79	3,724.18	4,421.39	4,469.56	4,006.66	4,031.75	5,352.23	4,065.96	0.00	0.00	41,987.43
Gastos Administrativos	22,637.89	1,471.10	1,967.00	2,834.21	2,050.63	2,348.35	2,489.49	1,923.08	2,571.70	2,602.36	1,938.83	0.00	0.00	22,196.75
Gastos Generales	5,089.90	204.17	418.28	668.86	229.78	698.80	802.59	564.96	258.45	939.24	578.21	0.00	0.00	5,363.36
Gastos de Depreciación	2,403.20	189.69	203.80	194.60	194.15	199.98	197.32	151.89	141.98	140.04	148.50	0.00	0.00	1,761.95
Otros Gastos	15,280.66	1,213.42	955.45	1,595.11	1,249.62	1,174.26	980.16	1,366.73	1,059.62	1,670.59	1,400.42	0.00	0.00	12,665.37
Utilidad antes de Provisiones	51,876.96	5,265.15	4,746.37	2,235.67	10,698.81	9,916.67	9,497.36	11,610.04	14,335.69	10,914.05	13,360.94	0.00	0.00	92,580.74
Provisiones por Cuentas Malas	-4,834.21	0.00	0.00	266.58	0.00	0.00	487.27	0.00	-1,600.00	3,998.85	0.00	0.00	0.00	3,152.70
Utilidad del Periodo	56,711.17	5,265.15	4,746.37	1,969.09	10,698.81	9,916.67	9,010.10	11,610.04	15,935.69	6,915.20	13,360.94	0.00	0.00	89,428.04

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION.  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

November 24, 2011
BALANCE SHEET
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2010 - OCTOBER 2011
(In Thousand Balboas) *

	Absolute		2010	2011
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	320,376.89	73.43	436,281.06	268,801.06	397,278.32	327,728.56	382,232.30	287,768.19	356,129.45	364,155.92	665,515.00	581,844.62	756,657.95	0.00	0.00
Local Deposits in Banks	-137.78	-56.19	245.21	272.85	322.73	20,559.51	456.06	266.49	471.63	97.94	110.83	95.41	107.42	0.00	0.00
Demand	-137.78	-56.19	245.21	272.85	322.73	559.51	456.06	266.49	471.63	97.94	110.83	95.41	107.42	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	20,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	320,517.94	73.51	436,025.02	268,516.96	396,944.71	307,153.96	381,762.30	287,487.92	355,642.59	364,045.04	665,392.33	581,738.35	756,542.96	0.00	0.00
Demand	440,517.94	154.01	286,025.02	178,516.96	213,344.71	237,153.96	241,762.30	236,487.92	295,642.59	254,045.04	595,392.33	541,738.35	726,542.96	0.00	0.00
Time	-120,000.00	-80.00	150,000.00	90,000.00	183,600.00	70,000.00	140,000.00	51,000.00	60,000.00	110,000.00	70,000.00	40,000.00	30,000.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-3.27	-30.14	10.83	11.25	10.89	15.10	13.94	13.77	15.22	12.94	11.84	10.87	7.57	0.00	0.00
CREDIT PORTFOLIO	1,054,390.68	26.45	3,985,716.18	4,016,060.52	4,028,656.29	4,301,969.70	4,362,035.29	4,413,671.71	4,696,693.62	4,754,184.04	4,753,581.69	4,980,565.61	5,040,106.86	0.00	0.00
Local	48,946.90	18.94	258,485.38	120,491.53	128,457.41	127,913.13	166,362.09	152,562.10	277,906.43	282,572.72	292,702.47	306,826.06	307,432.27	0.00	0.00
Foreign	1,006,679.80	26.45	3,805,846.52	3,974,184.70	3,978,814.60	4,257,482.20	4,279,098.83	4,344,535.25	4,499,625.98	4,552,447.72	4,540,115.61	4,753,567.75	4,812,526.32	0.00	0.00
Less Allowance	1,236.02	1.57	78,615.72	78,615.72	78,615.72	83,425.63	83,425.63	83,425.63	80,838.79	80,836.40	79,236.40	79,828.20	79,851.74	0.00	0.00
Local	3,185.63	128.81	2,473.16	689.14	689.14	898.73	1,364.92	1,276.88	5,385.40	5,385.40	5,667.45	5,589.18	5,658.79	0.00	0.00
Foreign	-1,949.61	-2.56	76,142.56	77,926.58	77,926.58	82,526.91	82,060.71	82,148.75	75,453.39	75,451.00	73,568.94	74,239.02	74,192.95	0.00	0.00
INVESTMENT SECURITIES	40,416.24	7.43	543,792.42	543,854.60	552,396.03	572,056.91	528,266.78	556,734.66	658,348.14	668,192.35	584,651.25	580,094.18	584,208.66	0.00	0.00
Local	8,299.19	15.24	54,469.82	54,684.33	54,462.25	54,493.39	54,726.12	55,259.25	79,852.38	78,150.38	65,248.70	63,202.90	62,769.00	0.00	0.00
Foreign	32,117.06	6.56	489,322.60	489,170.27	497,933.78	517,563.52	473,540.66	501,475.41	578,495.76	590,041.97	519,402.55	516,891.28	521,439.66	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	49,766.72	63.91	77,869.52	53,036.12	55,636.63	50,062.77	88,929.50	65,184.87	55,265.78	177,871.68	126,318.62	128,704.99	127,636.24	0.00	0.00
Local	6,259.80	45.42	13,783.44	14,340.45	15,395.23	12,538.60	12,993.01	13,663.29	12,672.62	14,154.11	16,441.71	15,877.17	20,043.24	0.00	0.00
Foreign	43,506.93	67.89	64,086.08	38,695.67	40,241.40	37,524.17	75,936.49	51,521.59	42,593.16	163,717.57	109,876.91	112,827.82	107,593.01	0.00	0.00
TOTAL ASSETS	1,464,950.54	29.05	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	5,964,403.99	6,130,066.56	6,271,209.40	6,508,609.72	0.00	0.00
DEPOSITS	669,304.91	36.73	1,822,095.82	1,600,816.62	1,855,913.30	1,909,172.19	2,011,606.68	1,956,763.98	2,085,605.75	2,217,844.64	2,429,562.01	2,496,784.02	2,491,400.73	0.00	0.00
Local	-38,058.88	-14.75	258,005.17	252,899.16	217,407.36	226,543.33	200,006.68	178,709.11	217,806.31	246,216.37	215,858.95	198,307.50	219,946.29	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	35,000.00	40,000.00	40,000.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	35,000.00	40,000.00	40,000.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-38,058.88	-17.46	218,005.17	212,899.16	177,407.36	186,543.33	160,006.68	138,709.11	177,806.31	206,216.37	180,858.95	158,307.50	179,946.29	0.00	0.00
Demand	-265.75	-73.77	360.23	368.66	379.24	424.67	433.27	435.93	444.29	437.41	439.84	441.79	94.48	0.00	0.00
Time	-37,793.13	-17.36	217,644.94	212,530.50	177,028.12	186,118.66	159,573.41	138,273.18	177,362.02	205,778.96	180,419.12	157,865.71	179,851.81	0.00	0.00
Foreign	707,363.79	45.23	1,564,090.66	1,347,917.46	1,638,505.94	1,682,628.87	1,811,600.00	1,778,054.87	1,867,799.44	1,971,628.27	2,213,703.06	2,298,476.51	2,271,454.44	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	6,116.58	148.21	4,126.89	4,143.38	4,156.03	5,880.06	4,407.33	4,416.26	4,423.03	4,178.87	4,186.55	8,862.58	10,243.47	0.00	0.00
Demand	35.00	2.43	1,437.35	1,444.43	1,456.71	3,180.74	1,698.89	1,707.42	1,714.19	1,460.71	1,468.04	1,600.32	1,472.35	0.00	0.00
Time	6,081.58	226.12	2,689.54	2,698.95	2,699.32	2,699.32	2,708.44	2,708.84	2,708.84	2,718.16	2,718.50	7,262.26	8,771.12	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	701,247.21	44.95	1,559,963.77	1,343,774.08	1,634,349.91	1,676,748.81	1,807,192.67	1,773,638.61	1,863,376.41	1,967,449.40	2,209,516.51	2,289,613.93	2,261,210.97	0.00	0.00
Demand	-7,292.31	-7.31	99,725.99	31,779.48	39,247.07	32,759.58	31,477.54	28,406.02	20,407.48	26,302.18	50,943.92	107,153.26	92,433.68	0.00	0.00
Time	708,539.52	48.52	1,460,237.78	1,311,994.61	1,595,102.83	1,643,989.23	1,775,715.13	1,745,232.59	1,842,968.92	1,941,147.22	2,158,572.58	2,182,460.67	2,168,777.30	0.00	0.00
BORROWINGS	687,320.87	28.18	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	2,868,190.62	2,840,636.80	2,891,596.43	3,126,726.19	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	687,320.87	28.18	2,439,405.32	2,515,621.40	2,417,741.99	2,599,765.96	2,574,388.06	2,592,017.62	2,902,097.59	2,868,190.62	2,840,636.80	2,891,596.43	3,126,726.19	0.00	0.00
OTHER LIABILITIES	35,853.90	28.35	126,479.97	103,027.58	92,563.23	79,785.22	103,270.35	87,821.02	89,928.00	173,698.93	142,578.30	173,810.10	162,333.87	0.00	0.00
Local	-986.20	-15.06	6,549.93	6,364.44	2,177.12	3,811.64	4,123.38	3,207.33	4,946.42	4,321.86	2,684.62	5,455.31	5,563.73	0.00	0.00
Foreign	36,840.10	30.72	119,930.04	96,663.14	90,386.11	75,973.58	99,146.97	84,613.69	84,981.58	169,377.07	139,893.67	168,354.79	156,770.14	0.00	0.00
STOCKHOLDERS´ EQUITY	72,470.85	11.05	655,678.08	662,286.70	667,748.75	663,094.58	672,198.79	686,756.81	688,805.65	704,669.79	717,289.46	709,018.86	728,148.93	0.00	0.00
Capital	5,988.08	2.08	288,129.32	288,311.61	288,722.55	289,347.80	289,751.26	292,281.58	292,469.13	292,760.69	293,508.76	293,923.17	294,117.40	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00
Other Reserves	412.43	-15.29	-2,697.38	-2,716.62	-2,482.79	-3,204.55	-3,820.48	-3,055.88	-3,076.82	-3,122.32	-2,776.98	-2,315.84	-2,284.96	0.00	0.00
Retained Earnings	33,672.87	15.16	222,069.21	278,780.39	277,679.07	270,320.26	270,320.26	270,321.36	262,916.44	262,916.44	262,926.76	255,505.41	255,742.09	0.00	0.00
Net Income	32,716.87	57.69	56,711.17	5,265.15	10,011.51	11,980.60	22,679.41	32,596.08	41,606.18	53,216.22	69,151.90	76,067.10	89,428.04	0.00	0.00
Gain or Loss in Securities available for sale	-319.40	8.53	-3,744.40	-2,563.97	-1,391.74	-559.69	-1,941.82	-596.49	-319.43	3,688.61	-731.13	-9,371.14	-4,063.80	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	1,464,950.53	29.05	5,043,659.18	4,881,752.30	5,033,967.27	5,251,817.95	5,361,463.87	5,323,359.43	5,766,436.99	5,964,403.99	6,130,066.56	6,271,209.40	6,508,609.72	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, AND BLADEX REPRESENTACAO LTDA., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION.  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

November 24, 2011
STATEMENT OF INCOME
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2010 - OCTOBER 2011
(In Thousand Balboas) *

	2010	2011
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	117,278.22	11,450.55	10,908.73	10,109.60	11,710.96	11,676.26	11,912.54	13,897.89	14,315.68	13,474.37	15,451.77	0.00	0.00	124,908.36
Loans	104,835.28	10,487.97	10,191.70	9,108.75	10,651.45	10,582.29	10,712.31	12,411.90	12,820.30	12,092.74	13,957.68	0.00	0.00	113,017.10
Deposits	837.22	64.95	66.98	49.54	50.68	59.29	68.26	56.17	88.20	191.48	211.34	0.00	0.00	906.90
Investments	11,605.72	897.62	650.06	951.30	1,008.83	1,034.68	1,131.97	1,429.82	1,407.19	1,190.15	1,282.74	0.00	0.00	10,984.36
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	44,145.73	3,982.24	3,604.85	3,879.04	3,893.79	4,258.04	4,236.34	4,570.99	4,584.35	4,658.82	4,997.38	0.00	0.00	42,665.84
Interest	44,011.66	3,971.33	3,590.90	3,873.15	3,889.35	4,257.36	4,235.98	4,564.88	4,576.76	4,645.42	4,968.32	0.00	0.00	42,573.45
Commissions	134.07	10.91	13.95	5.89	4.44	0.68	0.36	6.11	7.59	13.40	29.05	0.00	0.00	92.39
Net Interest Income	73,132.49	7,468.30	7,303.88	6,230.56	7,817.17	7,418.23	7,676.20	9,326.91	9,731.33	8,815.55	10,454.39	0.00	0.00	82,242.52
Other Income	24,156.11	875.23	987.01	1,297.90	6,605.82	6,919.83	6,290.73	6,289.80	8,636.10	7,450.73	6,972.51	0.00	0.00	52,325.65
Commissions	9,900.14	719.01	780.44	645.52	545.06	537.18	790.90	878.14	1,042.37	1,740.74	1,480.02	0.00	0.00	9,159.37
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	14,255.97	156.22	206.57	652.38	6,060.76	6,382.65	5,499.82	5,411.66	7,593.74	5,709.99	5,492.49	0.00	0.00	43,166.28
Operating Income	97,288.60	8,343.53	8,290.90	7,528.45	14,422.99	14,338.06	13,966.93	15,616.70	18,367.43	16,266.28	17,426.90	0.00	0.00	134,568.17
Operating Expenses	45,411.64	3,078.38	3,544.53	5,292.79	3,724.18	4,421.39	4,469.56	4,006.66	4,031.75	5,352.23	4,065.96	0.00	0.00	41,987.43
Administrative expenses	22,637.89	1,471.10	1,967.00	2,834.21	2,050.63	2,348.35	2,489.49	1,923.08	2,571.70	2,602.36	1,938.83	0.00	0.00	22,196.75
General expenses	5,089.90	204.17	418.28	668.86	229.78	698.80	802.59	564.96	258.45	939.24	578.21	0.00	0.00	5,363.36
Depreciation	2,403.20	189.69	203.80	194.60	194.15	199.98	197.32	151.89	141.98	140.04	148.50	0.00	0.00	1,761.95
Other expenses	15,280.66	1,213.42	955.45	1,595.11	1,249.62	1,174.26	980.16	1,366.73	1,059.62	1,670.59	1,400.42	0.00	0.00	12,665.37
Net Income before provision for loan losses	51,876.96	5,265.15	4,746.37	2,235.67	10,698.81	9,916.67	9,497.36	11,610.04	14,335.69	10,914.05	13,360.94	0.00	0.00	92,580.74
Provision for loan losses	-4,834.21	0.00	0.00	266.58	0.00	0.00	487.27	0.00	-1,600.00	3,998.85	0.00	0.00	0.00	3,152.70
Net Income	56,711.17	5,265.15	4,746.37	1,969.09	10,698.81	9,916.67	9,010.10	11,610.04	15,935.69	6,915.20	13,360.94	0.00	0.00	89,428.04

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).